Filed Pursuant to Rule 424(b)(3)
Registration No. 333-124424

Prospectus Supplement No. 4
to Prospectus dated August 24, 2005

HOUSE OF BRUSSELS CHOCOLATES INC.

10,936,263 Shares

We are supplementing the prospectus dated August 24, 2005, to provide information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2006 including the following:

On July 1, 2006, House of Brussels Chocolates Inc. (the “Company”) failed to pay $151,000 in principal and interest due on its indebtedness with Laurus Master Funds (“Laurus”). Under the terms of the indebtedness, this failure to pay creates an event of default beginning the sixth day after such payment was due. In addition, in accordance with our agreements with Laurus; a) any breach of covenant remaining uncured for fifteen (15) days, or; b) judgment rendered against us in excess of $100,000 which is not vacated, discharged, stayed or bonded within thirty (30) days from the entry thereof, shall also constitute an event of default. On June 9, 2006, we were notified that findings of fact were issued in the case of Stephen Whittington, et al. v. House of Brussels Chocolates, Inc., et al., that found the Company was liable on a breach of contract claim in the amount of $2,702,000. On July 3, 2006, we filed a notice of appeal in this matter. We have also failed to pay certain Canadian taxes when due, and are in non-compliance with the Formula Amount governing our Secured Revolving Note with Laurus.

As of the date of this filing, no notice of acceleration relating to our indebtedness with Laurus has been received. We are actively working with Laurus to avoid acceleration. In the event we are unsuccessful, however, the balance due on the indebtedness of $4,975,000 could become immediately due and payable.

In the matter of Stephen Whittington, et al. v. House of Brussels Chocolates, Inc., et al., the Company has been unsuccessful in negotiating a settlement. As a result, we have filed a notice of appeal with the Eighth Judicial District Court of Clark County, Nevada, appealing the verdict to the Nevada Supreme Court. In connection with this appeal, we will continue settlement discussions and vigorously pursue relief from the judgment in the Nevada Supreme Court.

In connection with these events, we are currently investigating strategic alternatives which may include the sale of certain assets. In the event such a sale is undertaken, we may incur a write down in the value of goodwill related to our domestic subsidiary located in Fresno, California.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus dated August 24, 2005, with respect to the resale of the 10,936,263 shares of common stock, including any amendments or supplements thereto.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD READ CAREFULLY THE ENTIRE PROSPECTUS, INCLUDING THE SECTION CAPTIONED "RISK FACTORS" BEGINNING ON PAGE 3, BEFORE MAKING A DECISION TO PURCHASE OUR STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Supplement is July 10, 2006.